Exhibit 12.1

EMPLOYERS HOLDINGS, INC.
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Net Income before income taxes	$144.0	$140.7	$99.4	$106.6	$53.1

Fixed charges:
Assumed interest on capital assets (1)	$1.7	$1.7	$1.8	$2.8	$3.1
Interest on indebtedness	1.4	1.6	2.7	3.0	3.2
Total fixed charges	$3.1	$3.3	$4.5	$5.8	$6.3

Net income before income taxes plus fixed charges	$147.1	$144.0	$103.9	$112.4	$59.4

Ratio of earnings to fixed charges	47.5	43.6	23.1	19.4	9.4

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.